

August 6, 2014

Via E-mail
Mr. Trent Woloveck
Chief Operating Officer
Brazil Interactive Media, Inc.
3457 Ringsby Court, Unit 111
Denver, CO 80216

> **Re: Brazil Interactive Media, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 29, 2014**
> **File No. 000-26108**

Dear Mr. Woloveck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As stated in our prior comment letters dated June 11 and June 26, 2014, we believe that, by operation of Note A, the proxy statement should contain all of the information required by Item 14 of Schedule 14A. We also note that you seek to incorporate by reference much of the information required by Item 14, such as the historical and pro forma financial information and other information about parties to the transaction. As it does not appear that you are eligible to incorporate financial statements or other information by reference into the Schedule 14A pursuant to Item 14(e) of Schedule 14A and General Instructions A, B and C of Form S-4, please revise to include this information in the proxy statement. Furthermore, tell us why you have not included the financial information pursuant to Item 14(b)(8)-(11) of Schedule 14A. Alternatively, please provide the information in your next amendment.

Mr. Woloveck
Brazil Interactive Media, Inc.
August 6, 2014
Page 2

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Peter J. Gennuso
        Thompson Hine LLP